SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K




                               ANNUAL REPORT

                     Pursuant to Section 15(d) of the

                      Securities Exchange Act of 1934

                For the fiscal year ended December 31, 1996





               THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                 AGENTS' SAVINGS AND PROFIT-SHARING PLAN
                         (full title of the Plan)


                       [Current Reg. No. 33-04711]


                      Lincoln National Corporation
                          200 East Berry Street
                        Fort Wayne, Indiana 46802
             (name of Issuer and principal executive office)

                                Form 11-K
                LNC Agents' Savings and Profit Sharing Plan


                             TABLE OF CONTENTS

                                                  Page

Facing Sheet                                        i

Financial Statements                                1

Signature

                                  -ii-





ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 1996

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
AGENTS' SAVINGS AND PROFIT-SHARING PLAN

FORT WAYNE, INDIANA




The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Financial Statements



Years ended December 31, 1996, 1995 and 1994




Contents

Report of Independent Auditors                                   1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits             2
Statements of Changes in Net Assets Available for Plan Benefits  3
Notes to Financial Statements                                    4



Report of Independent Auditors

Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




Ernst & Young LLP

March 13, 1997
Fort Wayne, Indiana


The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits


                                             December 31
                                          1996        1995
Assets
Investments:
 Common stock--Lincoln National
  Corporation (cost:  1996--
  $31,457,823; 1995--$28,178,295)     $45,079,808   $44,791,273
 Segregated investment accounts--The
  Lincoln National Life Insurance
  Company Separate Accounts
  (cost:  1996--$24,356,726;
  1995--$19,546,015)                   36,246,117    28,142,841
 Unallocated insurance contracts
  The Lincoln National Life
  Insurance Company                    10,412,955    10,955,545
 Participant loans                      3,724,214     3,317,440
                                       95,463,094    87,207,099

Accrued interest receivable                10,212         6,216
Cash and invested cash (deficit)           17,083       (90,446)
Other receivables                          24,480       194,104
Contributions receivable:
 Participants                             161,828     -
 The Lincoln National Life
  Insurance Company                     3,203,212     2,656,985
Total assets                           98,879,909    89,973,958

Miscellaneous payables                    134,520        23,104
Net assets available for
 plan benefits                        $98,745,389   $89,950,854

See accompanying notes.


The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan
Statements of Changes in Net Assets Available for Plan Benefits

                                     Year ended December 31
                                   1996          1995         1994
Investment income:
 Cash dividends--Lincoln
  National Corporation       $ 1,552,560    $ 1,414,060   $ 1,239,781
 Interest:
  The Lincoln National Life
   Insurance Company             577,671        841,750       746,163
  Other                          332,634        246,464       227,602
                                 910,305      1,088,214       973,765
                               2,462,865      2,502,274     2,213,546
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock--Lincoln
   National Corporation        2,196,645      2,236,343       694,283
  Segregated investment
   accounts--The Lincoln
   National Life Insurance
     Company Separate
      Accounts                 1,056,483        864,428       704,323
                               3,253,128      3,100,771     1,398,606
Net unrealized appreciation
 (depreciation) of
 investments                     301,572     18,165,654    (8,080,629)
Contributions:
 Agents                        4,604,114      4,724,597     4,603,511
 The Lincoln National
  Life Insurance Company
  (net of forfeitures:
  1996--$5,566; 1995--$6,078;
  1994--$3,355)                3,735,645     3,087,927      3,351,434
                               8,339,759     7,812,524      7,954,945
Distributions to participants (5,476,308)   (5,949,349)    (3,413,968)
Administrative expenses          (86,481)      (79,139)       (93,617)
Net increase (decrease) in
 net assets available for
 plan benefits                 8,794,535    25,552,735        (21,117)
Net assets available for
 plan benefits at beginning
 of the year                  89,950,854    64,398,119     64,419,236
Net assets available for
 plan benefits at end of
 the year                    $98,745,389   $89,950,854    $64,398,119

See accompanying notes.



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements


1. Significant Accounting Policies

Investments

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year. The fair value of the participation units in segregated investment accounts is based on quoted redemption value on the last business day of the year.

The unallocated insurance contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company
("Company"). Contract value represents net contributions made under the contract plus interest at the contract rate.

Participant loans are valued at cost which approximates fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method.

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the related amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2. Description of the Plan

The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan ("Plan") is a contributory, defined contribution plan which covers eligible agents of the Company. Any person 21 years of age or older who is a full-time agent of the Company is eligible to enroll in the Plan if the agent has completed one eligibility year of service as defined in the Plan agreement. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 15% of earned commissions, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

Participants direct the Plan to invest their contributions in any combination of the investment options as described in Note 4.
Participants can direct employer contributions, but only after the contributions have been in the Plan for two full plan years following the plan year for which they were contributed.



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


2. Description of the Plan (continued)

The Company's contributions to the Plan are based on an amount equal to a participant's contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 25% to 150%, which varies according to LNC's return on equity in relation to similar companies in the insurance industry. The Company's contributions are invested in the LNC Common Stock Fund. Agents are fully vested in their contributions. The Company contributions vest based upon years of service as defined in the Plan agreement as follows:

  Years of Service  Percent Vested
  1                 0%
  2                 50%
  3 or more         100%

During 1995, the Board of Directors of the Company approved certain revisions to the contribution formula which was effective for the 1996 plan year. For 1995, the Company used a transitional approach of the greater of the old or new contribution formula which resulted in a contribution based on the new formula.

The Company has the right to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding employer contributions that haven't been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period.

Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a five-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's
vested account.   Forfeited nonvested amounts are used to reduce
future Company contributions.



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


3. Investments

The following is a summary of assets held for investment:

                                        December 31, 1996
                                    Number of         Market
                                     Shares           Value

Common stock--LNC                  858,663         $45,079,808*
Segregated investment
 accounts--with the Company:
  Government Bond Fund             319,334.099         480,701
  Core Equity Fund               1,295,357.182      10,726,542*
  Medium Capitalization
   Equity Fund                     991,548.636       8,988,074*
  Short-Term Fund                  485,933.152       1,340,243
  Government/Corporate
   Bond Fund                       196,953.329         966,139
  Large Capitalization
   Equity Fund                   1,133,678.280       6,513,579*
  Balanced Fund                     91,023.162         401,269
  High Yield Bond Fund             214,695.508         447,340
  Small Capitalization
   Equity Fund                     500,743.628       1,629,157
  Value Equity Fund                705,183.942       1,122,754
  International Equity Fund        723,943.712       3,630,319
Total segregated investment
 accounts                                           36,246,117

                                        Par
                                       Amount
Unallocated insurance
 contracts with the Company        $10,412,955      10,412,955*

Participant loans                    3,724,214       3,724,214
Total investments                                  $95,463,094

*Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.



                                          December 31, 1995
                                     Number of         Market
                                       Shares          Value

Common stock LNC                     833,326       $44,791,273*
Segregated investment
 accounts with the Company:
  Government Bond Fund               388,827.030       562,704
  Core Equity Fund                 1,264,092.105     8,773,122*
  Medium Capitalization
   Equity Fund                       899,403.376     7,117,250*
  Short-Term Fund                    407,724.196     1,068,759
  Government/Corporate
   Bond Fund                         239,667.620     1,151,219
  Large Capitalization
   Equity Fund                     1,054,128.353     5,127,004*
  Balanced Fund                       44,201.747       177,252
  High Yield Bond Fund                78,023.346       146,681
  Small Capitalization
   Equity Fund                       320,513.868       998,577
  Value Equity Fund                  455,888.394       626,101
  International Equity Fund          521,418.540     2,394,172
Total segregated investment
 accounts                                          $28,142,841

                                        Par
                                       Amount
Unallocated insurance
 contracts with the Company         $10,955,545     10,955,545*

Participant loans                     3,317,440      3,317,440
Total investments                                  $87,207,099

*Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


3. Investments (continued)

Net realized gain on sale, distribution and forfeitures of investments is summarized as follows:

                                        Year ended December 31
                                   1996          1995           1994
Common stock:
 Proceeds from disposition of
  stock                        $9,419,060     $10,013,495      $6,145,172
 Cost of stock disposed         7,222,415       7,777,152       5,450,889
Net realized gain on sale,
 distribution and forfeitures
 of common stock               $2,196,645      $2,236,343        $694,283

Segregated investment accounts:
 Proceeds from disposition of
  units                        $4,948,738      $4,627,606      $4,329,973
 Cost of units disposed         3,892,255       3,763,178       3,625,650
Net realized gain on sale,
 distribution and forfeitures
 of common stock               $1,056,483        $864,428        $704,323

The net change in unrealized appreciation (depreciation) of investments in total and by investment classification is summarized as follows:

                                         Year ended December 31
                                  1996            1995            1994
Market value in excess of cost:
 At beginning of the year     $25,209,804      $7,044,150     $15,124,779
 At end of the year            25,511,376      25,209,804       7,044,150
Change in net unrealized
 appreciation (depreciation)
 of investments                  $301,572     $18,165,654     $(8,080,629)

Common stock                  $(2,990,993)    $12,966,702     $(7,180,098)
Segregated investment
   accounts                     3,292,565       5,198,952        (900,531)
Change in net unrealized
 appreciation (depreciation)
 of investments                  $301,572     $18,165,654     $(8,080,629)



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


3. Investments (continued)

The unallocated insurance contracts earned an average interest rate of approximately 6.82% and 6.75% in 1996 and 1995, respectively.
The credited interest rate for new contributions, which approximates the current market rate, at December 31, 1996 and 1995, were 7.00% and 6.25%, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rates for the remaining contract value balance at December 31, 1996 and 1995 were 6.80% and 6.90%, respectively, and are determined based upon the performance of the Company's general account. The credited interest rates change at least quarterly.
The minimum guaranteed rate is 4.50% for the first 5 contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on the Company's ability to meet its financial obligations from the general assets of the Company. The fair value of the unallocated insurance contracts approximates contract value.



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan




Notes to Financial Statements (continued)

4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

                                                           December 31, 1996
                                                           Investment Options

                                      Total          1            2             3             4            5            6
Assets
Investments:

<s >
 Common stock                      $45,079,808   $45,079,808
 Segregated investment accounts     36,246,117                 $480,701                  $10,726,542   $8,988,074   $1,340,243
 Unallocated insurance contracts    10,412,955                              $10,412,955
 Participant loans                   3,724,214
                                    95,463,094    45,079,808    480,701      10,412,955   10,726,542    8,988,074    1,340,243

Accrued interest receivable             10,212
Cash and invested cash (deficit)        17,083        49,125       (262)           (820)     (10,480)     (11,943)      27,524
Other receivables                       24,480                        8             368                                 23,542
Contribution receivable:
 Participant                           161,828        28,231        964          10,661       23,501       25,348          627
 Lincoln National Life
  Insurance Company                  3,203,212     3,203,212
Total assets                        98,879,909    48,360,376    481,411      10,423,164   10,739,563    9,001,479    1,391,936

Miscellaneous payables                 134,520        74,373                                  12,909       13,367
Net assets available for
 plan benefits                     $98,745,389   $48,286,003   $481,411     $10,423,164  $10,726,654   $8,988,112   $1,391,936


                                                           December 31, 1995
                                                          Investment Options

                                     Total          1             2             3            4             5             6
Assets
Investments:

 Common stock                      $44,791,273   $44,791,273
 Segregated investment accounts     28,142,841                 $562,704                  $8,773,122   $7,117,250   $1,068,759
 Unallocated insurance contracts    10,955,545                              $10,955,545
 Participant loans                   3,317,440
                                    87,207,099    44,791,273    562,704      10,955,545   8,773,122    7,117,250    1,068,759

Accrued interest receivable              6,216
Cash and invested cash (deficit)       (90,446)       39,365    (14,122)          7,636     (13,848)     (15,181)     (29,147)
Other receivables                      194,104                   14,122          44,548      25,957       15,181       29,147
Contribution receivable              2,656,985     2,656,985
Total assets                        89,973,958    47,487,623    562,704      11,007,729   8,785,231    7,117,250    1,068,759

Miscellaneous payables                  23,104        23,104
Net assets available for
  plan benefits                    $89,950,854   $47,464,519   $562,704     $11,007,729  $8,785,231   $7,117,250   $1,068,759



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

                                                 December 31, 1996
                                                Investment Options

                                      7           8           9          10         11          12            13           Loans

Assets
Investments:
 Common stock
 Segregated investment accounts   $966,139   $6,513,579   $401,269   $447,340   $1,629,157 $1,122,754    $3,630,319
 Unallocated insurance contracts
 Participant loans                                                                                                    $3,724,214
                                   966,139    6,513,579    401,269    447,340    1,629,157  1,122,754     3,630,319    3,724,214

Accrued interest receivable                                                                                               10,212
Cash and invested cash (deficit)    (1,802)      (9,317)    (2,058)    (1,933)    (13,763)      1,438        (8,626)
Other receivables                                                7        555
Contribution receivable:
 Participant                         2,776       22,539      2,051      1,938      15,004       6,654        21,534
 Lincoln National Life
  Insurance Company
Total assets                       967,113    6,526,801    401,269    447,900   1,630,398   1,130,846     3,643,227    3,734,426
Miscellaneous payables                 974       12,305                               720       7,496        12,376
Net assets available for
 plan benefits                    $966,139   $6,514,496   $401,269   $447,900  $1,629,678  $1,123,350    $3,630,851   $3,734,426


                                                          December 31, 1995
                                                         Investment Options


                                      7             8          9        10         11          12          13           Loans

Assets
Investments:
 Common stock
 Segregated investment accounts  $1,151,219   $5,127,004   $177,252  $146,681   $998,577   $626,101   $2,394,172
 Unallocated insurance contracts
 Participant loans                                                                                                  $3,317,440
                                  1,151,219    5,127,004    177,252   146,681    998,577    626,101    2,394,172     3,317,440

Accrued interest receivable                                                                                              6,216
Cash and invested cash (deficit)    (9,218)      (23,108)      (201)   (2,308)   (11,809)    (5,410)     (13,095)
Other receivables                    9,218        23,108        201     2,308     11,809      5,410       13,095
Contribution receivable
Total assets                     1,151,219     5,127,004    177,252   146,681    998,577    626,101    2,394,172     3,323,656

Miscellaneous payables
Net assets available for
 plan benefits                  $1,151,219    $5,127,004   $177,252  $146,681   $998,577   $626,101   $2,394,172    $3,323,656



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:


                                                            December 31, 1996
                                                           Investment Options

                                     Total            1           2          3                 4                 5               6

Investment income:
 Cash dividends                  $ 1,552,560    $ 1,552,560
 Interest                            910,305                            $   577,671
                                   2,462,865      1,552,560                 577,671
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock                     2,196,645      2,196,645
  Segregated investment accounts   1,056,483                   $ 24,494               $   376,640      $  229,263      $   66,209
                                   3,253,128      2,196,645      24,494                   376,640         229,263          66,209
Net unrealized appreciation
 (depreciation) of investments       301,572     (2,990,993)     (5,603)                1,328,719         840,656         (20,585)
Contributions:
 Participant                       4,604,114        928,146      18,739     280,525       648,453         757,878          24,023
 The Lincoln National
  Life Insurance Company           3,735,645      3,735,645
                                   8,339,759      4,663,791      18,739     280,525       648,453         757,878          24,023

Distributions to participants     (5,476,308)    (2,519,969)    (45,389) (1,825,737)     (361,544)       (162,972)        (90,761)
Administrative expenses              (86,481)       (72,414)       (182)     (3,649)       (3,152)         (2,632)           (368)
Net transfers                          -         (2,008,136)    (73,352)    386,625       (47,693)        208,669         344,659
Net increase (decrease) in net
 assets available for plan
 benefits                          8,794,535        821,484     (81,293)   (584,565)    1,941,423       1,870,862         323,177

Net assets available for plan
 benefits at beginning of the year 89,950,854    47,464,519     562,704  11,007,729     8,785,231       7,117,250       1,068,759
Net assets available for plan
 benefits at end of the year      $98,745,389   $48,286,003    $481,411 $10,423,164   $10,726,654      $8,988,112      $1,391,936



                                                           December 31, 1995
                                                          Investment Options

                                       Total          1            2            3              4            5              6

Investment income:
 Cash dividends                    $ 1,414,060   $ 1,414,060
 Interest                            1,088,214                           $   841,750
                                     2,502,274     1,414,060                 841,750
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock                       2,236,343     2,236,343
 Segregated investment accounts        864,428                 $ 23,782                 $  254,878     $  302,908  $   38,216
                                     3,100,771     2,236,343     23,782                    254,878        302,908      38,216

Net unrealized appreciation
 of investments                     18,165,654    12,966,702     51,735                  2,075,087      1,473,852      28,481
Contributions:
 Participant                         4,724,597     1,031,057     28,085      444,269       564,727        718,984      31,138
 The Lincoln National Life
  Insurance Company                  3,087,927     3,087,927
                                     7,812,524     4,118,984     28,085      444,269       564,727        718,984      31,138

Distributions to participants       (5,949,349)   (3,084,570)   (49,394)  (1,235,196)     (387,089)      (431,930)   (148,671)
Administrative expenses                (79,139)      (62,984)      (310)      (5,320)       (3,289)        (2,723)       (599)
Net transfers                          -          (1,252,524)   (94,878)     (25,842)      113,416        242,249         998
Net increase (decrease) in net
 assets available for plan
 benefits                           25,552,735    16,336,011    (40,980)      19,661     2,617,730      2,303,340     (50,437)

Net assets available for plan
 benefits at beginning of the year  64,398,119    31,128,508    603,684   10,988,068     6,167,501      4,813,910   1,119,196
Net assets available for plan
 benefits at end of the year       $89,950,854   $47,464,519   $562,704  $11,007,729    $8,785,231     $7,117,250  $1,068,759



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:


                                                          December 31, 1996
                                                         Investment Options

                                           7          8              9        10          11          12           13       Loans

Investment income:
 Cash dividends
 Interest                                                                                                               $  332,634
                                                                                                                           332,634
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock
  Segregated investment accounts   $   72,847    $  210,364    $  1,747  $  5,366   $   12,575  $   18,728   $   38,250
                                       72,847       210,364       1,747     5,366       12,575      18,728       38,250
Net unrealized appreciation
 (depreciation) of investments        (53,517)      761,371      29,524    32,985       43,342     109,712      225,961
Contributions:
 Participant                           78,660       675,819      69,712    45,269      351,168     175,491      550,231
 The Lincoln National Life
  Insurance Company
                                       78,660       675,819      69,712    45,269      351,168     175,491      550,231
Distributions to participants         (31,195)     (155,289)     (4,176)   (7,064)     (19,452)    (64,952)     (73,291)  (114,517)
Administrative expenses                  (378)       (1,922)       (106)      (70)        (373)       (264)        (971)
Net transfers                        (251,497)     (102,851)    127,316   224,733      243,841     258,534      496,499    192,653
Net increase (decrease) in net
 assets available for plan
 benefits                            (185,080)    1,387,492     224,017   301,219      631,101     497,249    1,236,679    410,770

Net assets available for plan
 benefits at beginning of the year   1,151,219    5,127,004     177,252   146,681      998,577     626,101    2,394,172  3,323,656
Net assets available for plan
 benefits at end of the year       $   966,139   $6,514,496    $401,269  $447,900   $1,629,678  $1,123,350   $3,630,851 $3,734,426


                                                         December 31, 1995
                                                        Investment Options

                                         7              8           9         10         11          12            13       Loans

Investment income:
 Cash dividends
 Interest                                                                                                               $  246,464
                                                                                                                           246,464
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock
  Segregated investment accounts   $   36,634    $  166,663   $  4,767   $  1,322   $ 15,881    $  7,592    $   11,785
                                       36,634       166,663      4,767      1,322     15,881       7,592        11,785
Net unrealized appreciation
 of investments                       140,554     1,009,582     28,318     11,398     83,069     109,101       187,775
Contributions:
 Participant                           91,685       650,298     50,131     32,280    326,608     193,369       561,966
 The Lincoln National Life
  Insurance Company
                                       91,685       650,298     50,131     32,280    326,608     193,369       561,966

Distributions to participants         (36,650)     (245,114)   (23,412)    (3,412)   (42,492)    (39,639)      (91,402)   (130,378)
Administrative expenses                  (454)       (2,079)       (68)       (33)      (289)       (160)         (831)
Net transfers                          62,844      (167,526)    (8,533)    23,953    214,639     126,808       372,323     392,073
Net increase (decrease) in net
 assets available for plan
 benefits                             294,613     1,411,824     51,203     65,508    597,416     397,071     1,041,616     508,159

Net assets available for plan
 benefits at beginning of the year    856,606     3,715,180    126,049     81,173    401,161     229,030     1,352,556   2,815,497
Net assets available for plan
 benefits at end of the year       $1,151,219    $5,127,004   $177,252   $146,681   $998,577    $626,101    $2,394,172  $3,323,656



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)



4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                     December 31, 1994
                                                     Investment Options

                                       Total           1            2              3               4            5           6


Investment income:
 Cash dividends                    $ 1,239,781    $ 1,239,781
 Interest                              973,765                               $   746,163
                                     2,213,546      1,239,781                    746,163
Net realized gain (loss) on sale,
 distribution and forfeitures of
 investments:
  Common stock                         694,283        694,283
  Segregated investment accounts       704,323                      $ 16,784                $  279,387   $  226,810  $   65,801
                                     1,398,606        694,283         16,784                   279,387      226,810      65,801
Net unrealized appreciation
 (depreciation) of investments      (8,080,629)    (7,180,098)       (26,448)                 (169,276)    (373,844)    (19,300)
Contributions:
 Participant                         4,603,511      1,176,997         50,527     432,329       725,798      765,034     139,329
 The Lincoln National Life
  Insurance Company                  3,351,434      3,351,434
                                     7,954,945      4,528,431         50,527     432,329       725,798      765,034     139,329

Distributions to participants       (3,413,968)     1,771,486        (84,469)   (623,233)     (393,695)    (193,109)    (20,387)
Administrative expenses                (93,617)       (78,744)          (317)     (5,563)       (3,107)      (2,411)       (620)
Net transfers                          -             (267,333)       (71,115)      7,158      (616,625)     (93,452)   (377,317)
Net increase (decrease) in net
 assets available for plan
 benefits                              (21,117)    (2,835,166)      (115,038)    556,854      (177,518)     329,028    (212,494)

Net assets available for plan
 benefits at beginning of the year  64,419,236     33,963,674        718,722  10,431,214     6,345,019    4,484,882   1,331,690
Net assets available for plan
 benefits at end of the year       $64,398,119    $31,128,508       $603,684 $10,988,068    $6,167,501   $4,813,910  $1,119,196


The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                           December 31, 1994
                                                          Investment Options

                                        7           8             9         10        11            12         13        Loans

Investment income:
 Cash dividends
 Interest                                                                                                              $  227,602
Net realized gain (loss) on sale,                                                                                         227,602
 distribution and forfeitures
 of investments:
  Common stock
  Segregated investment accounts   $ 41,814   $   73,006    $     11   $    21    $     30    $    831   $     (172)
                                     41,814       73,006          11        21          30         831         (172)
Net unrealized appreciation
 (depreciation) of investments      (78,492)    (194,754)        306     1,456      (2,408)      7,160      (44,931)
Contributions:
 Participant                        125,867      778,686      20,754    14,032      90,582      30,701      252,875
 The Lincoln National Life
  Insurance Company                 125,867      778,686      20,754    14,032      90,582      30,701      252,875

Distributions to participants      (109,478)    (121,048)        (25)      (15)       (361)                    (658)      (96,004)
Administrative expenses                (448)      (1,818)        (48)      (11)       (111)        (59)        (360)
Net transfers                      (100,238)    (172,593)    105,051    65,690     313,429     190,397    1,145,802      (128,854)
Net increase (decrease) in net
 assets available for plan
 benefits                          (120,975)     361,479     126,049    81,173     401,161     229,030    1,352,556         2,744

Net assets available for plan
 benefits at beginning of the year  977,581    3,353,701     -           -         -           -          -             2,812,753
Net assets available for plan
 benefits at end of the year       $856,606   $3,715,180    $126,049   $81,173    $401,161    $229,030   $1,352,556    $2,815,497


The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


4.  Investment Options (continued)

Information with respect to investment options is as follows:

  Option            Description of Investment Option

   1                LNC Common Stock Fund, which invests
                    exclusively in the stock of Lincoln
                    National Corporation.

   2                Government Bond Fund, which invests
                    primarily in bonds backed by the United
                    States government that will mature in 3 to 5 years.

   3 Guaranteed Fund, which invests primarily in contracts which guarantee a rate of return and principal.

   4 Core Equity Fund, which invests primarily in large capitalization stocks of well-established companies.

   5 Medium Capitalization Equity Fund, which invests primarily in medium-sized companies.

   6                Short-Term Fund, which invests in high
                    quality money market securities that
                    include commercial paper, bankers
                    acceptances, certificates of deposit, loan participation and short-term U.S.
                    government debt.

   7                Government/Corporate Bond Fund, which
                    invests primarily in corporate and U.S.
                    government bonds and mortgage-backed
                    securities.

   8 Large Capitalization Equity Fund, which invests primarily in high-risk common stocks which have the potential for a significant appreciation in value within 18 months from the date of purchase.



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


4.  Investment Options (continued)

  Option            Description of Investment Option

   9 Balanced Fund, which invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion.

   10               High Yield Bond Fund, which invests
                    primarily in below-investment-grade bonds, providing higher rates of return to compensate higher risk.

   11               Small Capitalization Equity Fund, which
                    invests primarily in the stock of new,
                    rapid growth companies.

   12 Value Equity Fund, which invests primarily in large capitalization stocks of undervalued companies that are industry leaders.

   13 International Equity Fund, which invests primarily in stocks of non-United States companies.

At December 31, 1996, the fair value of LNC Common Stock in the LNC Common Stock Fund not subject to agent direction was $4,353,249.

The information as to the number of participants selecting each investment option is not readily available. Beginning January 1, 1994, the Plan began offering investment options 9 through 13 noted above to participants. Investment options 2 through 13 are provided by a group annuity contract issued by the Company.

Interest charged on new loans to participants is established monthly based upon prevailing rates for similar loans. Loans are repaid over 1, 3, 5, 10, 15 or 20 year periods depending on the purpose of the loan or when a participant withdraws from the Plan.



The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


5. Income Tax Status

On February 9, 1995, the IRS ruled that the Plan qualifies as defined by Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax based on the present income tax laws. Further, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


6. Tax Implications to Participating Agents

There are no income tax consequences to participating agents arising from their pre-tax contributions, the Company's contributions and income earned in the Plan until actual distribution or withdrawal from the Plan. The tax basis of securities distributed to the participant is provided by the Lincoln National Corporation Benefits Investment Committee.


7. Transactions with Parties-In-Interest

All investments held by the Plan and related investment transactions, except for short-term cash investments, were with the Company. The Company charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $86,481, $79,139 and $93,617 in 1996, 1995 and 1994, respectively. The Company also provides certain administrative services at no charge to the plan. Expenses incurred solely for the LNC Stock Fund are charged directly to the LNC Stock
Fund while all other administrative expenses are charged to earnings of the other investment options based upon the market value of the respective funds applicable to each investment option. These transactions are exempt.


8. Concentrations of Credit Risks

The Plan has investments in common stock of LNC, and in segregated investment accounts and unallocated insurance contracts with the Company of $45,079,808, $36,246,117 and $10,412,955, respectively, at December 31, 1996 (45.7%, 36.7% and 10.5% of net assets,
respectively). LNC and the Company operate predominately in the insurance and investment management industries.


The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


9. Reconciliation of Financial Statements to 1996 Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the 1996 Form 5500:

                                                          December 31
                                                      1996          1995
 Net assets available for plan
  benefits per the financial statements           $98,745,389    $89,950,854
 Amounts allocated to withdrawing participants       (611,241)      (152,999)
 Net assets available for plan
  benefits per the 1996 Form 5500                 $98,134,148    $89,797,855

The following is a reconciliation of distributions to participants per the financial statements to the 1996 Form 5500:

                                              Year ended
                                             December 31,
                                                 1996

 Distributions to participants per the
  financial statements                       $5,476,308
 Add amounts allocated to withdrawing
  participants at December 31, 1996             611,241
 Deduct amounts allocated to withdrawing
  participants at December 31, 1995            (152,999)
 Distributions to participants per the
  1996 Form 5500                             $5,934,550

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to year-end but have not yet been paid.

Form 5500 net realized gain and net unrealized appreciation were computed in accordance with the requirements of the Department of Labor. Such amounts differ from amounts reported herein.



                                SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        /S/ GEORGE E. DAVIS
March 27, 1997                          _________________________________
                                        George E. Davis, Administrator

                                        THE LINCOLN NATIONAL LIFE INSURANCE
                                        COMPANY AGENTS' SAVINGS AND PROFIT-
                                        SHARING PLAN